Filed by Abitibi-Consolidated Inc.
                           Pursuant to Rule 425 Under the Securities Act of 1933
                                      Subject Company: Abitibi-Consolidated Inc.
                                                  Commission File No.: 001-14636


FORWARD-LOOKING STATEMENTS
Any statements made regarding the proposed transaction between Abitibi-Consolidated Inc. and Bowater Incorporated, the expected timetable for completing the transaction, benefits or synergies of the transaction, and other statements contained in the following documents that are not historical fact are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, that are based on management's beliefs, certain assumptions and current expectations. These statements may be identified by the use of forward-looking terminology such as the words "expects," "projects," "intends," "believes," "anticipates" and other terms with similar meaning indicating possible future events or actions or potential impact on the businesses or shareholders of Abitibi-Consolidated and Bowater (separately and together the "Companies"). Such statements include, but are not limited to, statements about future financial and operating results, Abitibi-Consolidated's and Bowater's plans, objectives, expectations and intentions, the markets for Abitibi-Consolidated's and Bowater's products, the future development of Abitibi-Consolidated's and Bowater's business, and the contingencies and uncertainties to which Abitibi-Consolidated and Bowater may be subject and other statements that are not historical facts. The following documents also include information that has not been reviewed by the Companies' independent auditors. There is no assurance the transaction contemplated in the following documents will be completed at all, or completed upon the same terms and conditions described. All forward-looking statements in the following documents are expressly qualified by information contained in each company's filings with regulatory authorities.

The following factors, among others, could cause actual results to differ materially from those set forth in the forward-looking statements: the ability to obtain required governmental or third party approvals of the combination on the proposed terms and schedule and without material concessions; the failure of Abitibi-Consolidated or Bowater shareholders to approve the combination; the exercise by a material percentage of Abitibi-Consolidated shareholders of their dissent rights; the risk that the businesses will not be integrated successfully; the risk that the cost savings and other expected synergies from the transaction may not be fully realized or may take longer to realize than expected; and disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers. Additional factors that could cause Abitibi-Consolidated's and Bowater's results to differ materially from those described in the forward-looking statements can be found in the periodic reports filed by Abitibi-Consolidated and Bowater with the SEC and the Canadian securities commissions and available at the SEC's internet site (HTTP://WWW.SEC.GOV) and on SEDAR (HTTP://WWW.SEDAR.COM). Neither Abitibi-Consolidated nor Bowater undertakes and each specifically disclaims, any obligation to update or revise any forward-looking information, whether as a result of new information, future developments or otherwise.

ADDITIONAL INFORMATION AND WHERE TO FIND IT
In connection with the proposed transaction, AbitibiBowater Inc. will file with the Securities and Exchange Commission (SEC) a registration statement on Form S-4, which will include a proxy statement/prospectus of Bowater and a management information circular of Abitibi-Consolidated. Shareholders are urged to read the joint proxy statement/ prospectus/ management information circular regarding the proposed transaction when it becomes available, because it will contain important information. Shareholders will be able to obtain a free copy of the joint proxy statement/ prospectus/management information circular, as well as other filings containing information about Abitibi-Consolidated and Bowater, without charge, at the SEC's internet site (HTTP://WWW.SEC.GOV) and on SEDAR (HTTP://WWW.SEDAR.COM). Copies of the joint proxy statement/ prospectus/management information circular and the filings with the SEC and the Canadian securities commissions that will be incorporated by reference in the joint proxy statement/ prospectus/management information circular can also be obtained, without charge, by directing a request to Abitibi-Consolidated, 1155 Metcalfe Street, Suite 800, Montreal, Quebec, Canada H3B 5H2, Attention:
Investor Relations, (514) 394-2341,or to Bowater, 55 E. Camperdown Way, Greenville, SC, USA, 29602, Attention: Investor Relations, (864) 271-7733.

PARTICIPANTS IN THE SOLICITATION
Abitibi-Consolidated, Bowater and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed combination. Information regarding Abitibi-Consolidated's directors and executive officers is available in the 2005 Annual Report on Form 40-F filed with the SEC by Abitibi-Consolidated on March 31, 2006, and the management information circular with respect to Abitibi-Consolidated's 2006 Annual Meeting of Shareholders filed by
Abitibi-Consolidated on SEDAR on March 31, 2006. Information regarding Bowater's directors and executive officers is available in the Annual Report on Form 10-K filed with the SEC by Bowater on March 13, 2006 and the Proxy
Statement with respect to Bowater's 2006 Annual Meeting of Stockholders filed by Bowater with the SEC on April 12, 2006. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/ prospectus/management information circular and other relevant materials to be filed with the SEC and the Canadian securities commissions when they become available.

The following press release was issued by Abitibi-Consolidated Inc. and Bowater Incorporated on January 29, 2007:


[LOGO] ABITIBI                                                 [LOGO] BOWATER
       CONSOLIDATED

         ABITIBI-CONSOLIDATED AND BOWATER TO COMBINE IN MERGER OF EQUALS
              THAT WILL CREATE GLOBAL LEADER IN PUBLICATION PAPERS

         >> AbitibiBowater Will Be 3rd Largest Public Paper And Forest Products Company In North America, 8th Largest In World

         >>   Anticipated Annual Cost Synergies Of Approximately US$250 Million

         >> New Company Will Be Better Positioned To Meet Changing Customer Needs And Compete More Effectively In An Increasingly Global Market

         >> Headquarters and Executive Office To Be In Montreal, Quebec; U.S. Regional Manufacturing and Sales Office To Be In Greenville, SC

         >> John W. Weaver To Be Executive Chairman; David J. Paterson To Be President And CEO

MONTREAL, QUEBEC, AND GREENVILLE, SC, JANUARY 29, 2007 - Abitibi-Consolidated Inc. (NYSE: ABY, TSX: A) and Bowater Incorporated (NYSE: BOW, TSX: BWX) today announced a definitive agreement to combine in an all-stock merger of equals. The combination will create a new leader in publication papers - an operationally and financially stronger company better able to meet changing customer needs, compete more effectively in an increasingly global market, adapt to lower demand for newsprint in North America, and deliver increased value to shareholders.

The combined company, which will be called AbitibiBowater Inc., will have pro forma annual revenues of approximately US$7.9 billion (C$9.3 billion), making it the 3rd largest publicly traded paper and forest products company in North America and the 8th largest in the world. The current combined enterprise value of the two companies is in excess of US$8 billion (C$9.4 billion).

John W. Weaver, President and Chief Executive Officer of Abitibi-Consolidated, will be Executive Chairman of AbitibiBowater, and David J. Paterson, Chairman, President and Chief Executive Officer of Bowater, will be President and Chief Executive Officer of AbitibiBowater. The AbitibiBowater Board of Directors will consist of 14 directors, seven from each company.

AbitibiBowater's headquarters and executive office will be located in Montreal, Quebec, with a U.S. regional manufacturing and sales office in Greenville, South Carolina. The company, which will be incorporated in Delaware as the new parent company, will apply to list its shares on the New York and Toronto stock exchanges.

Under the terms of the transaction, each common share of Abitibi-Consolidated will be exchanged for 0.06261 common share of AbitibiBowater, and each Bowater common share will be exchanged for 0.52 common share of AbitibiBowater. The exchange ratio will result in 48% of AbitibiBowater being owned by former Abitibi-Consolidated shareholders and 52% of AbitibiBowater being owned by former Bowater shareholders.

The combination is expected to generate approximately US$250 million (C$295 million) of annualized cost synergies from improved efficiencies in such areas as production, selling, general and administrative (SG&A) costs, distribution and procurement. These synergies are in addition to cost saving initiatives already in process at both companies.

Mr. Weaver said, "The new AbitibiBowater will be a global leader headquartered in Canada with a brighter future than either company would have on its own. The combined company's ability to realize significant synergies will increase shareholder value, improve our financial flexibility and better position us to compete in today's increasingly competitive global marketplace. Combining our companies is also the best way to continue to contribute to the local and regional economies of the communities in which we operate."

Mr. Paterson said, "This is a logical strategic step to address the realities of today's marketplace. A more efficient manufacturing platform will enable us to bring our customers better product quality, new product innovation, and improved logistical flexibility. Both Abitibi-Consolidated and Bowater shareholders will benefit from the upside potential of a financially stronger company that is able to generate significant cost synergies, improve its balance sheet, and compete more effectively."

AbitibiBowater's product lines will include newsprint, uncoated and coated mechanical papers, market pulp, and wood products. The company will also be one of the world's leading consumers of recycled newspapers and magazines as it builds on the existing efforts of both companies to be leaders in environmentally sustainable production practices.

AbitibiBowater will own or operate 32 pulp and paper facilities and 35 wood product facilities located mainly in Eastern Canada and the Southeastern U.S. Pro forma combined paper production capacity is approximately 11.3 million tonnes per year and about 3.1 billion board feet of lumber.

TRANSACTION DETAILS
The exchanges of Abitibi-Consolidated and Bowater common shares for AbitibiBowater common shares will be tax deferred for U.S. resident holders of Abitibi-Consolidated and Bowater common shares. Taxable Canadian resident holders of Abitibi-Consolidated common shares may elect to receive on a tax-deferred basis exchangeable shares of a Canadian subsidiary of AbitibiBowater. AbitibiBowater will apply to list these exchangeable shares on the Toronto Stock Exchange. These shares will be exchangeable into AbitibiBowater common shares at the option of their holders.

For Abitibi-Consolidated, the combination will be achieved through a Canadian Court-approved Plan of Arrangement requiring the affirmative vote of the holders of two-thirds of the Abitibi-Consolidated common shares present or represented by proxy at a meeting of Abitibi-Consolidated shareholders. For Bowater, the combination will be effected through a Delaware merger requiring the affirmative vote of a majority of all outstanding Bowater common shares at a meeting of Bowater shareholders.

The combination has been approved unanimously by the Boards of Directors of both companies, which received fairness opinions from their respective financial advisors. The combination is subject to approval by the shareholders of both companies, regulatory approvals, and customary closing conditions. It is expected to be completed in the third quarter of 2007. Abitibi-Consolidated and Bowater will continue to operate separately until the transaction closes.

For  Abitibi-Consolidated,  CIBC World Markets Inc. and Credit Suisse Securities
(USA) LLC acted as financial advisors and Paul, Weiss, Rifkind, Wharton & Garrison LLP, Davies Ward Phillips & Vineberg LLP, and McCarthy Tetrault LLP acted as legal advisors.

For Bowater, Goldman, Sachs & Co. and UBS Investment Bank acted as financial advisors and Troutman Sanders LLP, Ogilvy Renault LLP, and Mayer, Brown, Rowe & Maw LLP acted as legal advisors.

Investor Conference Call
------------------------
Abitibi-Consolidated and Bowater will hold a conference call today at 9:00 a.m. EST for the investment community. To access the call, please dial (866) 356-3095 (international: (617) 597-5391) and enter code 88036053. A replay of the conference call will be available as soon as practicable following the end of the call. To access the rebroadcast, please dial (888) 286-8010 (international:
(617) 801-6888) and enter code 66979865. The call will also be webcast on www.abitibiconsolidated.com, www.bowater.com and on the transaction website: www.abitibibowater.com. A slide presentation to be referenced on the call will also be made available on the same websites prior to the call. Participants not able to listen to the live conference call can access a replay along with the slide presentation, both of which will be archived online.

Press Conference
----------------
A press conference  hosted by Messrs.  Weaver and Paterson will be held today at the Fairmont Queen Elizabeth Hotel, in the Peribonka Room (900 Rene-Levesque Blvd. West, Montreal, Quebec) at 11:00 a.m. EST. Media representatives who are unable to attend in person may participate by dialing (866) 202-1971 within North America and (617) 213-8842 outside North America and entering code 16060898. A live webcast of the press conference will be available on the transaction website: www.abitibibowater.com, which may also be accessed via links on both companies' websites, www.abitibiconsolidated.com, and www.bowater.com. An archived version of this webcast will also be posted on the dedicated website.

ABOUT ABITIBI-CONSOLIDATED INC.
Abitibi-Consolidated is a global leader in newsprint and commercial printing papers as well as a major producer of wood products, serving clients in some 70 countries from its 45 operating facilities. Abitibi-Consolidated is among the largest recyclers of newspapers and magazines in North America, diverting annually approximately 1.9 million tonnes of waste paper from landfills. It also ranks first in Canada in terms of total certified woodlands.

ABOUT BOWATER INCORPORATED
Bowater Incorporated is a leading producer of coated and specialty papers and newsprint. In addition, the company sells bleached market pulp and lumber products. Bowater has 12 pulp and paper mills in the United States, Canada and South Korea. In North America, it also owns two converting facilities and 10 sawmills. Bowater's operations are supported by approximately 835,000 acres of timberlands owned or leased in the United States and Canada and 28 million acres of timber cutting rights in Canada. Bowater operates six recycling plants and is one of the world's largest consumers of recycled newspapers and magazines.

CONTACTS

INVESTORS:                                  INVESTORS:
Abitibi-Consolidated                        Bowater
Francesco Alessi                            Duane A. Owens
Vice-President, Investor Relations and      Vice President and Treasurer
Taxation                                    (864) 282-9488
(514) 394-2341                              owensda@bowater.com
falessi@abitibiconsolidated.com

MEDIA:                                      MEDIA:
Abitibi-Consolidated                        Bowater
Denis Leclerc                               Jim Barron/Dan Gagnier/Kara Findlay
Director, Public Affairs                    Sard Verbinnen & Co
(514) 394-3601                              (212) 687-8080
denis_leclerc@abitibiconsolidated.com

FORWARD-LOOKING STATEMENTS
Any statements made regarding the proposed transaction between Abitibi-Consolidated and Bowater, the expected timetable for completing the transaction, benefits or synergies of the transaction, and other statements contained in this press release that are not historical fact are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, that are based on management's beliefs, certain assumptions and current expectations. These statements may be identified by the use of forward-looking terminology such as the words "expects," "projects," "intends," "believes," "anticipates" and other terms with similar meaning indicating possible future events or actions or potential impact on the businesses or shareholders of Abitibi-Consolidated and Bowater (separately and together the "Companies"). Such statements include, but are not limited to, statements about future financial and operating results, Abitibi-Consolidated's and Bowater's plans, objectives, expectations and intentions, the markets for Abitibi-Consolidated's and Bowater's products, the future development of Abitibi-Consolidated's and Bowater's business, and the contingencies and uncertainties to which Abitibi-Consolidated and Bowater may be subject and other statements that are not historical facts. The press release also includes information that has not been reviewed by the Companies' independent auditors. There is no assurance the transaction contemplated in this press release will be completed at all, or completed upon the same terms and conditions described. All forward-looking statements in this press release are expressly qualified by information contained in each company's filings with regulatory authorities.

The following factors, among others, could cause actual results to differ materially from those set forth in the forward-looking statements: the ability to obtain required governmental or third party approvals of the combination on the proposed terms and schedule and without material concessions; the failure of Abitibi-Consolidated or Bowater shareholders or stockholders to approve the combination; the exercise by a material percentage of Abitibi-Consolidated shareholders of their dissent rights; the risk that the businesses will not be integrated successfully; the risk that the cost savings and other expected synergies from the transaction may not be fully realized or may take longer to realize than expected; and disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers. Additional factors that could cause Abitibi-Consolidated's and Bowater's results to differ materially from those described in the forward-looking statements can be found in the periodic reports filed by Abitibi-Consolidated and Bowater with the SEC and the Canadian securities commissions and available at the SEC's internet site (HTTP://WWW.SEC.GOV) and on SEDAR (HTTP://WWW.SEDAR.COM). Neither Abitibi-Consolidated nor Bowater undertakes and each specifically disclaims, any obligation to update or revise any forward-looking information, whether as a result of new information, future developments or otherwise.

ADDITIONAL INFORMATION AND WHERE TO FIND IT
In connection with the proposed transaction, AbitibiBowater will file with the Securities and Exchange Commission (SEC) a registration statement on Form S-4, which will include a proxy statement/prospectus of Bowater and a management information circular of Abitibi-Consolidated. Shareholders are urged to read the joint proxy statement/ prospectus/ management information circular regarding the proposed transaction when it becomes available, because it will contain important information. Shareholders will be able to obtain a free copy of the joint proxy statement/ prospectus/management information circular, as well as other filings containing information about Abitibi-Consolidated and Bowater, without charge, at the SEC's internet site (http://www.sec.gov) and on SEDAR (http://www.sedar.com). Copies of the joint proxy statement/ prospectus/management information circular and the filings with the SEC and the Canadian securities commissions that will be incorporated by reference in the joint proxy statement/ prospectus/management information circular can also be obtained, without charge, by directing a request to Abitibi-Consolidated, 1155 Metcalfe Street, Suite 800, Montreal, Quebec, Canada H3B 5H2, Attention:
Investor Relations, (514) 394-2341,or to Bowater, 55 E. Camperdown Way, Greenville, SC, USA, 29602, Attention: Investor Relations, (864) 271-7733.


PARTICIPANTS IN THE SOLICITATION
Abitibi-Consolidated, Bowater and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed combination. Information regarding Abitibi-Consolidated's directors and executive officers is available in the 2005 Annual Report on Form 40-F filed with the SEC by Abitibi-Consolidated on March 31, 2006, and the management information circular with respect to
Abitibi-Consolidated's 2006 Annual Meeting of Shareholders filed by Abitibi-Consolidated on SEDAR on March 31, 2006. Information regarding Bowater's directors and executive officers is available in the Annual Report on Form 10-K filed with the SEC by Bowater on March 13, 2006 and the Proxy Statement with respect to Bowater's 2006 Annual Meeting of Stockholders filed by Bowater with the SEC on April 12, 2006. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/ prospectus/management information circular and other relevant materials to be filed with the SEC and the Canadian securities commissions when they become available.

                                     # # #

The following letter was distributed to employees of Abitibi-Consolidated Inc. on January 29, 2007:

[GRAPHIC OMITTED  - LOGO] ABITIBI            ABITIBI-CONSOLIDATED INC.
                          CONSOLIDATED       1155 Metcalfe Street, Suite 800
                                             Montreal, Quebec, Canada  H3B 5H2
                                             Tel. 514-875-2160  Fax 514-394-2213

                                             POSTAL ADDRESS
                                             Post Office Box 69
                                             Montreal, Quebec, Canada  H3C 2R5
January 29, 2007

To all employees:

I am pleased to inform you that this morning we announced with Bowater that we will combine in a merger of equals. The new company, to be called AbitibiBowater Inc., will be headquartered with its executive office in Montreal, with a U.S. regional manufacturing and sales office in Greenville, South Carolina.

David J. Paterson, Bowater's President and CEO, will serve as the President and Chief Executive Officer of the combined company, with primary responsibility for Operations and Sales. I will assume the role of Executive Chairman, with overall responsibility for Corporate functions.

The new company will be the 3rd largest publicly traded paper and forest products company in North America and the 8th largest in the world. As the global leader in publication papers and a major producer of wood products, AbitibiBowater will be stronger, both operationally and financially. We will be better positioned to meet the changing needs of our customers, as we compete more effectively in an increasingly challenging global market.

AbitibiBowater will also be one of the world's leading consumers of recycled newspapers and magazines, building on the existing efforts of both companies to be leaders in environmentally sustainable production practices.

The merger is expected to generate approximately US$250 million (C$295 million) of annualized cost synergies from improved efficiencies in such areas as production, SG&A costs, distribution and procurement.

Abitibi-Consolidated and Bowater have highly skilled work forces and complementary cultures. The new company will continuously strive to achieve excellence in every aspect of our collective business. We will also benefit from adopting best practices from each company. As we integrate the two companies, there will likely be some overlap in administrative and corporate functions which will require restructuring. We do not plan to close any production facilities in relation to this transaction.

Today's announcement is a first step in a long process. The merger has been approved by the Board of Directors of both Abitibi-Consolidated and Bowater and is now subject to other conditions, such as shareholder and regulatory approvals. Until the close of the merger, both companies will continue to operate as separate entities. Please remember that you must not exchange information with anyone at Bowater until the transaction is completed. Further details will be regularly communicated as we move forward with the merger. Information will also be posted on ABITIBIBOWATER.COM, a website dedicated to the transaction.

Thank you for your ongoing dedication and commitment. Your hard work has contributed significantly to this exciting growth opportunity and will be key to the new company's growth, success and world-class leadership position.

Sincerely,

/s/ John W. Weaver

John W. Weaver
President and Chief Executive Officer

The following fact sheet may be used by Abitibi-Consolidated Inc.
in communications with its shareholders:

JANUARY 29, 2007                                    www.abitibiconsolidated.com


[GRAPHIC OMITTED - LOGO] ABIexpress

--------------------------------------------------------------------------------

MERGER OF ABITIBI-CONSOLIDATED AND BOWATER

TODAY WE ANNOUNCED WITH BOWATER THAT WE WILL COMBINE IN A MERGER OF EQUALS. THE NEW COMPANY, TO BE CALLED ABITIBIBOWATER INC., WILL BE THE LEADER IN PUBLICATION PAPERS, AND AN OPERATIONALLY AND FINANCIALLY STRONGER COMPANY. WE WILL ALSO BE BETTER ABLE TO MEET CHANGING CUSTOMER NEEDS AND COMPETE MORE EFFECTIVELY IN AN INCREASINGLY GLOBAL MARKET.

--------------------------------------------------------------------------------
Overview of AbitibiBowater Inc.
--------------------------------------------------------------------------------
o    3RD LARGEST PUBLIC PAPER AND FOREST PRODUCTS COMPANY IN NORTH AMERICA;
     8TH LARGEST IN THE WORLD

o    ANNUAL REVENUES OF APPROXIMATELY US$7.9 BILLION (C$9.3 BILLION)

o ANTICIPATED ANNUAL COST SYNERGIES OF APPROXIMATELY US$250 MILLION (C$295 MILLION)

o    APPROXIMATELY 20,000 EMPLOYEES

o    32 PULP AND PAPER MILLS; 35 WOOD PRODUCTS FACILITIES

o PRODUCT LINES TO INCLUDE NEWSPRINT, UNCOATED AND COATED COMMERCIAL PRINTING PAPERS, MARKET PULP AND WOOD PRODUCTS

o ANNUAL PRODUCTION CAPACITY OF 11.3 MILLION TONNES OF PAPER; 3.1 BILLION BOARD FEET OF LUMBER

o    ONE OF THE WORLD'S LEADING CONSUMERS OF RECYCLED NEWSPAPERS AND MAGAZINES

o HEADQUARTERS AND EXECUTIVE OFFICE TO BE LOCATED IN MONTREAL; U.S. REGIONAL MANUFACTURING AND SALES OFFICE TO BE IN GREENVILLE, SOUTH CAROLINA

o JOHN W. WEAVER TO BE EXECUTIVE CHAIRMAN; DAVID J. PATERSON TO BE PRESIDENT AND CEO

o TRANSACTION EXPECTED TO BE COMPLETED IN THE FALL OF 2007, PENDING SHAREHOLDER AND REGULATORY APPROVAL
--------------------------------------------------------------------------------

FURTHER DETAILS WILL BE REGULARLY COMMUNICATED AS WE MOVE FORWARD WITH THE MERGER. FOR MORE INFORMATION, VISIT ABITIBIBOWATER.COM, A WEBSITE DEDICATED TO THE TRANSACTION. TO VIEW TODAY'S PRESS RELEASE, ACCESS THE INVESTOR RELATIONS/PRESS RELEASES SECTION OF OUR WEBSITE.


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        CONSOLIDATED                         PLEASE POST UNTIL FEBRUARY 5, 2007